FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of April 2002

Lafarge

(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: A press release dated April 19, 2002 announcing Lafarge's acquisition of two cement plants.

LAFARGE

Press Release

Paris, April 19 2002

Lafarge reinforces its presence in Central Europe in cement Acquisitions in Slovenia and Serbia-Montenegro

Lafarge has announced the acquisition of two leading cement plants thus strengthening its presence in Slovenia and bringing it to a new position in Serbia-Montenegro. The worldwide leader in building materials therefore develops its industrial network in Central Europe for its cement business.

➢ Slovenia: acquisition of Cementarna Trbovlje by Lafarge.

Lafarge, via Lafarge Perlmooser (its wholly-owned Austrian subsidiary), now owns 61,5% in capital of Slovenian cement plant Cementarna Trbovlje. The successful public offer enabled Lafarge to increase its previous stake of 22,9% for an amount of 18 million euros. The operation has already been approved by the Slovenian Competition Protection Office and the Securities Market Agency.

With an annual production capacity of 520 000 tonnes, Cementarna Trbovlje is the second largest cement producer on the Slovenian market. The plant is located close to the two major cities of the country (Ljubljana and Maribor) and close to Austria. The already existing links with Lafarge's Technical Centre for Central Europe (CTEC) in Vienna will be reinforced (in particular on environmental audits and alternative fuels issues).

Lafarge will work on further development of the plant and its modernization, mainly on safety measures and environmental protection. Furthermore, the employees integration into the Lafarge Group will be supported by a thorough training programme. The planned use of alternative fuels in the medium-term will result in cost reductions, in addition to ecological benefits.

Slovenia is a promising market with generally favourable conditions. The domestic cement market demand remains at a high level (about 1 to 1.2 million tonnes per year). Moreover, the country has a high level of investment in infrastructure in order to contribute to the establishment of the country as a "gateway" to the South-Eastern European region, in line with its goal to join the European Union.

➢ Serbia-Montenegro: acquisition of leading cement producer BFC by Lafarge, following privatisation process.

Lafarge has acquired 70% of Beocinska Fabrika Cementa (BFC) for 57,4 million euros. Within the privatisation process in Serbia-Montenegro, this operation is the first and the largest since the election of the new government.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Lafarge has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2002

Lafarge (Registrant)

By: ______________________

Name: Jean-Pierre Cloiseau

Title: Senior Vice President, Finance